U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:            Date examination completed:

811-    5536                                              1/1/98 - 3/31/98




2.  State Identification Number:

AL           AK         AZ          AR         CA        CO
CT           DE         DC          FL         GA        HI
ID           IL         IN          IA         KS        KY
LA           ME         MD          MA         MI        MN
MS           MO         MT          NE         NV        NH
NJ           NM         NY          NC         ND        OH
OK           OR         PA          RI         SC        SD
TN           TX         UT          VT         VA        WA
WV           WI         WY          PUERTO RICO

Other (specify):

3.  Exact name of investment company as specified in registration statement:

 TOWER MUTUAL FUNDS

4. Address of principal executive office: (number, street, city, state, zip code)

    FEDERATED INVESTORS TOWER, PITTSBURGH, PA  15222-3379

INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

     1. All items must be completed by the investment company.

     2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

     3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with

CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

     We, as members of management of The Tower Mutual Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 from January 1, 1998 through March 31, 1998.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 from January 1, 1998 through March 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company.

                                            By:    /S/  KENNETH A. RAINS
                                                   Kenneth A. Rains
                                                   Executive Vice President
                                                   Hibernia National Bank

                                                   /S/  JEFFREY W. STERLING
                                                   Jeffrey W. Sterling
                                                   Assistant Treasurer
                                                   Tower Mutual Funds